

Mail Stop 3561

July 28, 2009

Via Facsimile and U.S. Mail

Mr. Thomas F. Wolfe
 Chief Financial Officer
AFFINITY GROUP HOLDING, INC.
AFFINITY GROUP, INC.
2575 Vista Del Mar Drive
Ventura, California 93001

> **Re:** **Affinity Group Holding, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-124109**
>
> **and**
>
> **Affinity Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-22852**

Dear Mr. Wolfe:

We have completed our review of your Forms 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief